As filed with the Securities and Exchange Commission on March 23, 2021
File Nos. 333-199089/ 811-23002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☒
Pre-Effective Amendment No.
☐
Post-Effective Amendment No. 21
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and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☒
Amendment No. 24
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LATTICE STRATEGIES TRUST
(Exact Name of Registrant as Specified in Charter)

690 Lee Road
Wayne, Pennsylvania 19087
(Address of Principal Executive Offices) (Zip Code)

Registrant’s Telephone Number, including Area Code: (610) 386-4068

Thomas R. Phillips, Esquire
Hartford Funds Management Company, LLC
690 Lee Road
Wayne, Pennsylvania 19087
(Name and Address of Agent for Service)

Copy to:
John V. O’Hanlon, Esquire
Dechert LLP
One International Place, 40th Floor
100 Oliver Street
Boston, Massachusetts 02110-2605

  This Post-Effective Amendment No. 21 to the Registration Statement on Form N-1A (File No. 333-199089) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, solely for the purpose of adding exhibits to such Registration Statement. Accordingly, this Post-Effective Amendment No. 21 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-1A. This Post-Effective Amendment No. 21 does not change the form of the Prospectus or Statement of Additional Information relating to Post-Effective Amendment No. 19 filed electronically on January 28, 2021 with the Securities and Exchange Commission (the “SEC”). As permitted by Rule 462(d), this Post-Effective Amendment No. 21 shall become effective upon filing with the SEC.

LATTICE STRATEGIES TRUST
PART C
OTHER INFORMATION
Item 28. Exhibits
(a).(i)
Certificate of Trust of Lattice Strategies Trust (the “Registrant”), dated April 15, 2014 (incorporated by reference to Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A (SEC file No. 333-199089), filed on March 8, 2021)
(a).(ii)
Declaration of Trust of the Registrant, dated September 30, 2014 (incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A (SEC file No. 333- 199089), filed on December 23, 2014)
(a).(iii)
Amendment No. 1 to the Declaration of the Registrant, dated July 29, 2016 (incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-1A (SEC file No. 333-199089), filed on January 13, 2017)
(b)
By-Laws of the Registrant, dated September 30, 2014 (incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A (SEC file No. 333-199089), filed on December 23, 2014)
(c)
Not Applicable
(d).(i)
Investment Advisory Agreement by and between the Registrant and Lattice Strategies LLC, dated July 29, 2016 (incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-1A (SEC file No. 333-199089), filed on January 13, 2017)
(d).(i).a
Amendment No. 1 to the Investment Advisory Agreement by and between the Registrant and Lattice Strategies LLC, dated December 14, 2016 (incorporated by reference to Post-Effective Amendment No. 5 to the Registration Statement on Form N-1A (SEC file No. 333-199089), filed on January 30, 2017)
(d).(i).b
Amendment No. 2 to the Investment Advisory Agreement by and between the Registrant and Lattice Strategies LLC, dated April 24, 2017 (incorporated by reference to Post-Effective Amendment No. 10 to the Registration Statement on Form N-1A (SEC file No. 333-199089), filed on January 26, 2018)
(d).(i).c
Amendment No. 3 to the Investment Advisory Agreement by and between the Registrant and Lattice Strategies LLC, dated February 15, 2018 (incorporated by reference to Post-Effective Amendment No. 12 to the Registration Statement on Form N-1A (SEC file No. 333-199089), filed on January 28, 2019)
(d).(i).d
Amendment No. 4 to the Investment Advisory Agreement by and between the Registrant and Lattice Strategies LLC, dated September 11, 2019 (incorporated by reference to Post-Effective Amendment No. 16 to the Registration Statement on Form N-1A (SEC file No. 333-199089), filed on January 28, 2020)
(d).(i).e
Amendment No. 5 to the Investment Advisory Agreement by and between the Registrant and Lattice Strategies LLC, effective November 6, 2019 (incorporated by reference to Post-Effective Amendment No. 19 to the Registration Statement on Form N-1A (SEC file No. 333-199089), filed on January 28, 2021)
(d).(i).f
Form of Amendment No. 6 to the Investment Advisory Agreement by and between the Registrant and Lattice Strategies LLC (incorporated by reference to Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A (SEC file No. 333-199089), filed on March 8, 2021)
(d).(ii)
Investment Sub-Advisory Agreement by and between Lattice Strategies LLC and Mellon Capital Management Corporation, dated July 29, 2016 (incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-1A (SEC file No. 333-199089), filed on January 13, 2017)

(d).(ii).a
Amendment No.1 to the Investment Sub-Advisory Agreement by and between Lattice Strategies LLC and Mellon Capital Management Corporation, dated April 24, 2017 (incorporated by reference to Post-Effective Amendment No. 10 to the Registration Statement on Form N-1A (SEC file No. 333-199089), filed on January 26, 2018)
(d).(ii).b
Amendment No. 2 to the Investment Sub-Advisory Agreement by and between Lattice Strategies LLC and BNY Mellon Asset Management North America Corporation (formerly known as Mellon Capital Management Corporation), dated April 1, 2018 (incorporated by reference to Post-Effective Amendment No. 12 to the Registration Statement on Form N-1A (SEC file No. 333-199089), filed on January 28, 2019)
(d).(ii).c
Amendment No. 3 to the Investment Sub-Advisory Agreement by and between Lattice Strategies LLC and Mellon Investments Corporation (formerly known as BNY Mellon Asset Management North America Corporation)(“Mellon”), effective May 29, 2019 (incorporated by reference to Post- Effective Amendment No. 19 to the Registration Statement on Form N-1A (SEC file No. 333- 199089), filed on January 28, 2021)
(d).(ii).d
Form of Amendment No. 4 to the Investment Sub-Advisory Agreement by and between Lattice Strategies LLC and Mellon (incorporated by reference to Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A (SEC file No. 333-199089), filed on March 8, 2021)
(e).(i)
Distribution Agreement by and between the Registrant and ALPS Distributors, Inc., dated April 16, 2018 (incorporated by reference to Post-Effective Amendment No. 12 to the Registration Statement on Form N-1A (SEC file No. 333-199089), filed on January 28, 2019)
(e).(i).a
Form of Amendment 3 to the Distribution Agreement (incorporated by reference to Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A (SEC file No. 333-199089), filed on March 8, 2021)
(f)
Not Applicable
(g).(i)
Custodian Agreement with State Street Bank and Trust Company, dated December 31, 2014 (incorporated by reference to Exhibit g.(ii) of The Hartford Mutual Funds, Inc. Post-Effective Amendment No. 137 to its Registration Statement on Form N-1A (SEC file No. 333-02381), filed on February 27, 2015)
(g).(ii)
Amendment Number 2 to the Custodian Agreement, dated September 27, 2017 (incorporated by reference to Exhibit g.(ii) of Hartford Funds Exchange-Traded Trust Post-Effective Amendment No. 19 to its Registration Statement on Form N-1A (SEC file No. 333-215165), filed on November 28, 2018)
(h).(i)
Administration Agreement by and between the Registrant and State Street Bank and Trust Company, dated December 12, 2014 (incorporated by reference to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A (SEC file No. 333-199089), filed on February 12, 2015)
(h).(ii)
Master Transfer Agency and Service Agreement with State Street Bank and Trust Company, dated February 13, 2018 (incorporated by reference to Exhibit h.(i) of Hartford Funds Exchange-Traded Trust Post-Effective Amendment No. 17 to its Registration Statement on Form N-1A (SEC file No. 333-215165), filed on May 18, 2018)
(h).(iii)
Amended and Restated Global Securities Lending Agency Agreement with Citibank, N.A. dated October 1, 2019 (incorporated by reference to Exhibit h.(iv) of The Hartford Mutual Funds II, Inc. Post-Effective Amendment No. 154 to its Registration Statement on Form N-1A (SEC file No. 002- 11387), filed on January 9, 2020)
(h).(iii).a
Form of Fourth Amendment to the Amended and Restated Global Securities Lending Agency Agreement with Citibank, N.A. (incorporated by reference to Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A (SEC file No. 333-199089), filed on March 8, 2021)
(h).(iv)
Form of Participant Agreement (incorporated by reference to Post-Effective Amendment No. 10 to the Registration Statement on Form N-1A (SEC file No. 333-199089), filed on January 26, 2018)

(h).(v)
Form of Purchasing Fund Agreement (incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A (SEC file No. 333-199089), filed on December 23, 2014)
(h).(vi)
License Agreement by and among the Registrant, Lattice Strategies LLC, and Mellon Capital Management Corporation, dated March 20, 2017 (incorporated by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form N-1A (SEC file No. 333-199089), filed on March 29, 2017)
(h).(vii)
Fund Accounting Agreement dated November 10, 2017 (incorporated by reference to Exhibit h.(vi) of the Hartford Funds Exchange-Traded Trust Post-Effective Amendment No. 14 to its Registration Statement on Form N-1A, (SEC file No. 333- 215165), filed on November 28, 2017)
(h).(viii)
Amendment Number 1 to the Fund Accounting Agreement dated November 10, 2017 ((incorporated by reference to Exhibit h.(vi).a of the Hartford Funds Exchange-Traded Trust Post- Effective Amendment No. 26 to its Registration Statement on Form N-1A (SEC file No. 333- 215165), filed November 25, 2020)
(h).(ix)
Amendment Number 2 to the Fund Accounting Agreement dated November 10, 2017 (incorporated by reference to Exhibit h.(vi).b of the Hartford Funds Exchange-Traded Trust Post-Effective Amendment No. 26 to its Registration Statement on Form N-1A (SEC file No. 333-215165), filed November 25, 2020)
(h).(x)
Form of Amendment Number 3 to the Fund Accounting Agreement (incorporated by reference to Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A (SEC file No. 333- 199089), filed on March 8, 2021)
(i)
Opinion and Consent of Counsel (incorporated by reference to Post-Effective Amendment No. 19 to the Registration Statement on Form N-1A (SEC file No. 333-199089), filed on January 28, 2021)
(j).(i)
Consent of Independent Registered Public Accounting Firm (incorporated by reference to Post- Effective Amendment No. 19 to the Registration Statement on Form N-1A (SEC file No. 333- 199089), filed on January 28, 2021)
(j).(ii)
Consent of former Independent Registered Public Accounting Firm (filed herewith)
(k)
Not Applicable
(l)
Form of Initial Capital Agreement (incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A (SEC file No. 333-199089), filed on December 23, 2014)
(m)
Amended and Restated Rule 12b-1 Distribution and Service Plan, dated June 15, 2017 (incorporated by reference to Post-Effective Amendment No. 10 to the Registration Statement on Form N-1A (SEC file No. 333-199089), filed on January 26, 2018)
(n)
Not Applicable
(o)
Not Applicable
(p).(i)
Code of Ethics of Hartford Funds, Advisers and Hartford Funds Distributors, LLC dated May 1, 2020 (incorporated by reference to Exhibit p.(i) of Hartford Funds Exchange-Traded Trust Post-Effective Amendment No. 26 to its Registration Statement on Form N-1A (SEC file No. 333- 215165), filed on November 25, 2020)
(p).(ii)
Code of Ethics of Bank of New York Mellon Corporation, dated January 15, 2019 (incorporated by reference to Exhibit p.(v) of The Hartford Mutual Funds II, Inc. Post-Effective Amendment No. 152 to its Registration Statement on Form N-1A (SEC file No. 002-11387), filed on May 31, 2019)
(p).(iii)
Code of Ethics of ALPS Distributors, Inc., dated July 1, 2020 (incorporated by reference to Post- Effective Amendment No. 18 to the Registration Statement on Form N-1A (SEC file No. 333- 199089), filed on December 21, 2020)
(q).(i)
Power of Attorney dated November 2, 2020 (incorporated by reference to Post-Effective Amendment No. 18 to the Registration Statement on Form N-1A (SEC file No. 333-199089), filed on December 21, 2020)
(q).(ii)
Power of Attorney for David A. Naab dated March 15, 2021 (filed herewith)

Item 29. Persons Controlled by or under Common Control with Registrant
The Funds do not control any other person. As of February 28, 2021, each of Hartford Multifactor Diversified International ETF and Hartford Multifactor Small Cap ETF may be deemed to be under common control with each other due to The Hartford Financial Services Group’s (“The Hartford”) beneficial ownership of 25% or more of the outstanding shares of each such Fund. Each Fund would also be under common control of any other entity controlled by The Hartford. The Hartford is organized under the laws of the State of Delaware.
Item 30. Indemnification
Reference is made to Article VII of the Declaration of Trust (“Declaration”) of the Registrant (also, the “Trust”). All section references below are to those contained in the Declaration.
Indemnification. Subject to the exceptions and limitations contained in the By-Laws: (i) every person who is, has been, or becomes a Trustee or officer of the Trust (hereinafter referred to as a “Covered Person”) shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him or her in connection with any proceeding in which he or she becomes involved as a party or otherwise by virtue of being or having been a Trustee or officer of the Trust and against amounts paid or incurred by him or her in the settlement thereof; and (ii) expenses in connection with the defense of any proceeding of the character described in clause (i) above shall be advanced by the Trust to the Covered Person from time to time prior to final disposition of such proceeding to the fullest extent permitted by law.
For purposes of this Section 3 and Section 5 of this Article VII, “proceeding” means any threatened, pending or completed claim, action, suit or proceeding (including appeals), whether civil, criminal, administrative or investigative, including subpoenas issued by the Commission; and “liabilities” and “expenses” includes, without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and all other liabilities whatsoever.
No indemnification shall be provided hereunder to a Covered Person who shall have been adjudicated by a court or body before which the proceeding was brought: (i) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office; or (ii) not to have acted in good faith in the reasonable belief that his action was in the best interest of the Trust.
The Trust’s financial obligations arising from the indemnification provided herein may be insured by policies maintained by the Trust, shall be severable, shall not be exclusive of or affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be a Covered Person as to acts or omissions as a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel, other than Covered Persons, and other persons may be entitled by contract or otherwise under law.
Expenses in connection with the defense of any proceeding of the character described in paragraph (b) above may be advanced by the Trust or series from time to time prior to final disposition thereof upon receipt of an undertaking by or on behalf of such Covered Person that such amount will be paid over by him to the Trust or Series if it is ultimately determined that he is not entitled to indemnification under this Section 3; provided, however, that either (i) such Covered Person shall have provided appropriate security for such undertaking, (ii) the Trust is insured against losses arising out of any such advance payments, or (iii) either a majority of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a trial type inquiry or full investigation), that there is reason to believe that such Covered Person will be found entitled to indemnification under Section 3.
In no event will any revision, amendment or change to this Section 3 or the By-Laws affect in any manner the rights of any Covered Person to receive indemnification by the Trust against all liabilities and expenses reasonably incurred or paid by the Covered Person in connection with any proceeding in which the Covered Person becomes involved as a party or otherwise by virtue of being or having been a Trustee or officer of the Trust (including any amount paid or incurred by the Covered Person in the settlement of such proceeding) with respect to any act or omission of such Covered Person that occurred or is alleged to have occurred prior to the time such revision, amendment or change to this Section 3 or the By-Laws is made.
The Registrant’s various agreements with its service providers provide for indemnification.

Item 31. Business and Other Connections of Investment Adviser
Lattice Strategies LLC (the “Adviser”), a wholly owned subsidiary of Hartford Funds Management Company, LLC, serves as the investment adviser to each series of the Registrant. The principal business address of the Adviser is 690 Lee Road, Wayne, Pennsylvania 19087. With respect to the Adviser, the response to this Item is incorporated by reference to the Adviser’s Uniform Application for Investment Adviser Registration (“Form ADV”) on file with the Securities and Exchange Commission (“SEC”) and dated March 27, 2020.
Mellon Investments Corporation (the “Sub-Adviser”) serves as sub-adviser to each series of the Registrant. The principal business address of the Sub-Adviser is BNY Mellon Center, 201 Washington Street, Boston, Massachusetts 02108-4408. With respect to the Sub-Adviser, the response to this Item is incorporated by reference to the Sub-Adviser’s Form ADV (File No. 801-19785) on file with the SEC.
The Adviser’s and Sub-Adviser’s respective Form ADVs may be obtained, free of charge, at the SEC’s website at www.adviserinfo.sec.gov.
Item 32. Principal Underwriters
(a)
ALPS Distributors, Inc. acts as the distributor for the Registrant and the following investment companies: 1WS Credit Income Fund, 1290 Funds, Aberdeen Standard Investments ETFs, ALPS Series Trust, Alternative Credit Income Fund, The Arbitrage Funds, AQR Funds, Axonic Alternative Income Fund, Axonic Funds, Barings Funds Trust, BBH Trust, Bluerock Total Income+ Real Estate Fund, Brandes Investment Trust, Bridge Builder Trust, Broadstone Real Estate Access Fund, Brown Advisory Funds, Brown Capital Management Mutual Funds, Cambria ETF Trust, CC Real Estate Income Fund, Centre Funds, CIM Real Assets & Credit Fund, CION Ares Diversified Credit Fund, Columbia ETF Trust, Columbia ETF Trust I, Columbia ETF Trust II, CRM Mutual Fund Trust, Cullen Funds Trust, DBX ETF Trust, ETF Series Solutions, Flat Rock Opportunity Fund, Financial Investors Trust, Firsthand Funds, FS Credit Income Fund, FS Energy Total Return Fund, FS Series Trust, FS Multi-Alternative Income Fund, Goehring & Rozencwajg Investment Funds, Goldman Sachs ETF Trust, Griffin Institutional Access Credit Fund, Griffin Institutional Access Real Estate Fund, Hartford Funds Exchange-Traded Trust, Hartford Funds NextShares Trust, Heartland Group, Inc., IndexIQ Active ETF Trust, Index IQ ETF Trust, Infusive US Trust, James Advantage Funds, Janus Detroit Street Trust, Lattice Strategies Trust, Litman Gregory Funds Trust, Longleaf Partners Funds Trust, M3Sixty Funds Trust, Mairs & Power Funds Trust, Meridian Fund, Inc., Natixis ETF Trust, Natixis ETF Trust II, PRIMECAP Odyssey Funds, Principal Exchange-Traded Funds, Reality Shares ETF Trust, RiverNorth Funds, RiverNorth Opportunities Fund, Inc., Sierra Total Return Fund, SPDR Dow Jones Industrial Average ETF Trust, SPDR S&P 500 ETF Trust, SPDR S&P MidCap 400 ETF Trust, Sprott Funds Trust, Stadion Investment Trust, Stone Harbor Investment Funds, Stone Ridge Trust, Stone Ridge Trust II, Stone Ridge Trust III, Stone Ridge Trust IV, Stone Ridge Trust V, Stone Ridge Trust VI, Stone Ridge Residential Real Estate Income Fund I, Inc., USCF ETF Trust, Wasatch Funds, WesMark Funds, Wilmington Funds, XAI Octagon Credit Trust, X-Square Balanced Fund and YieldStreet Prism Fund.
(b)
To the best of Registrant’s knowledge, the directors and principal officers of ALPS and their position with the Registrant are as follows:
Name and Principal Business Address*	Positions and Offices with Underwriter	Position and Offices with Registrant
Bradley J. Swenson	President, Chief Operating Officer, Director	None
Robert J. Szydlowski	Senior Vice President, Chief Technology Officer	None
Eric T. Parsons	Vice President, Controller and Assistant Treasurer	None
Joseph J. Frank**	Secretary	None
Patrick J. Pedonti**	Vice President, Treasurer and Assistant Secretary	None
Richard C. Noyes	Senior Vice President, General Counsel, Assistant Secretary	None

Name and Principal Business Address*	Positions and Offices with Underwriter	Position and Offices with Registrant
Liza Orr	Vice President, Senior Counsel	None
Jed Stahl	Vice President, Senior Counsel	None
James Stegall	Vice President	None
Gary Ross	Senior Vice President	None
Kevin Ireland	Senior Vice President	None
Stephen J. Kyllo	Vice President, Chief Compliance Officer	None
Hilary Quinn	Vice President	None
Jennifer Craig	Assistant Vice President	None
*
Except as otherwise noted, the principal business address for each of the above directors and executive officers is 1290 Broadway, Suite 1000, Denver, Colorado 80203.
**
The principal business address for Messrs. Pedonti and Frank is 333 W. 11th Street, 5th Floor, Kansas City, Missouri 64105.
(c)
Not Applicable
Item 33. Location of Accounts and Records
The account books and other documents required to be maintained by Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder will be maintained at the offices of:
(a)
Lattice Strategies LLC, 690 Lee Road, Wayne, Pennsylvania 19087 (records as investment adviser);
(b)
Mellon Investments Corporation, 201 Washington Street, Boston, Massachusetts 02108-4408;
(c)
State Street Bank and Trust Company, One Lincoln Street, Boston, MA 02111 (records as administrator, custodian and transfer agent); and
(d)
ALPS Distributors, Inc., 1290 Broadway, Suite 1000, Denver, Colorado 80203 (records as distributor).
Item 34. Management Services
Not Applicable
Item 35. Undertakings
Not Applicable

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the city of Wayne, and Commonwealth of Pennsylvania, on the 23rd day of March 2021.
LATTICE STRATEGIES TRUST
By:	/s/ James E. Davey*
James E. Davey President
Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.
Signature	Title	Date
/s/ James E. Davey* James E. Davey	Trustee, President and Chief Executive Officer	March 23, 2021
/s/ David A. Naab** David A. Naab	Treasurer (Principal Financial Officer and Principal Accounting Officer)	March 23, 2021
/s/ Lynn S. Birdsong* Lynn S. Birdsong	Chairman of the Board and Trustee	March 23, 2021
/s/ Hilary E. Ackermann* Hilary E. Ackermann	Trustee	March 23, 2021
/s/ Robin C. Beery* Robin C. Beery	Trustee	March 23, 2021
/s/ Derrick D. Cephas* Derrick D. Cephas	Trustee	March 23, 2021
/s/ Christine R. Detrick* Christine R. Detrick	Trustee	March 23, 2021
/s/ Andrew A. Johnson, Jr.* Andrew A. Johnson, Jr.	Trustee	March 23, 2021
/s/ Paul L. Rosenberg* Paul L. Rosenberg	Trustee	March 23, 2021
/s/ Lemma W. Senbet* Lemma W. Senbet	Trustee	March 23, 2021
/s/ David Sung* David Sung	Trustee	March 23, 2021
*,** By:/s/ Thomas R. Phillips Thomas R. Phillips, Attorney-in-fact * Pursuant to Power of Attorney (filed on December 21, 2020) ** Pursuant to Power of Attorney (filed herewith)		March 23, 2021

EXHIBIT INDEX
Exhibit No.	Description
j.(ii)	Consent of former Independent Registered Public Accounting Firm
q.(ii)	Power of Attorney for David A. Naab dated March 15, 2021